Nicholas-Applegate Global Equity & Convertible Income Fund
February 28, 2010	Annual Shareholder Meeting Results

Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on December 16, 2009. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of Paul Belica– Class II to serve until 2012	6,215,021	139,136
Re-election of John C. Maney*  Class II to serve until 2012	6,231,186	122,971

Messrs. Hans W. Kertess, James A. Jacobson**, William B. Ogden, IV and R. Peter Sullivan, III, continue to serve as Trustees.

*    John C. Maney is an interested Trustee of the Fund.
** James A. Jacobson joined the Board of Trustees on December 14, 2009.

     Mr. Robert E. Connor served as Trustee of the Fund until his death on April 8, 2010.